Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 001-14768

Thursday, April 7, 2011

MDPU Supplemental Filing To Be Submitted

Companies Address Net Benefits Standard

As announced in the last edition of Merger Update, the Massachusetts Department of Public Utilities (MDPU) has implemented a new merger standard, which calls for NU and NSTAR to demonstrate that the merger is consistent with the public interest by providing “net benefits” to customers.

Specifically, the new standard requires our companies to provide a more detailed analysis of customer cost savings and environmental benefits, which will occur in both the short and long term due to the merger.

Following a methodology used by NSTAR during its merger in 1999, NU and NSTAR conducted a net benefits analysis to determine overall savings expected to occur. It validated what we already knew: this merger is the right decision for customers, employees and shareholders now and into the future – that conclusion has not changed under the new regulatory standard.

We anticipate at least $780 million in overall net savings to be achieved over a 10-year period, and in excess of $5 billion over 40 years. These savings are consistent with what we have envisioned for the merger:

•	We will maintain dual headquarters in Hartford and Boston.

•	No facility closures are planned.

•	Labor-related savings are expected to occur from normal attrition and retirements.

•	No broad-based, corporate-wide layoffs or early retirements are planned.

Some of the labor savings will come from the elimination of redundancies and duplicative operations over time, particularly in corporate and administrative areas, not in customer-facing positions or in operations. Additionally, our analysis showed a reduction of approximately 350 positions will be attainable during the first five years through normal attrition and retirements, with those savings extending out over 10 years.

Our analysis also demonstrated a variety of non-labor savings from the merger. For example, the combined company will only have one Board of Trustees, one auditing firm, fewer insurance carriers and consolidated systems, thus reducing fees and costs associated with these areas. We will also see savings from vendors, printing, technology consolidation and other business expenses.

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Filing with the MDPU

NU and NSTAR will provide this information to the MDPU in a supplemental filing tomorrow morning. That filing also highlights how the merger will advance the Commonwealth’s policies with respect to greenhouse gas emissions and global warming.

NSTAR and NU have already embraced the requirements of green legislation in a number of ways, including long-term contracts with wind developers, taking a leadership role in energy efficiency programs, our Northern Pass Transmission project, and NU’s solar development and electric vehicle initiatives. Together, NU and NSTAR will continue these types of clean energy initiatives and more.

Next Steps

MDPU merger hearings will begin in July with Jim Judge and David McHale as witnesses. We continue to believe the merger will close in the second half of 2011. In fact, the net benefits analysis conducted for the MDPU filing assumed a merger closing date of October 1, 2011.

We are confident that the merger will meet the MDPU’s new standard. Bringing our two organizations together will result in a stronger, better company, which will benefit customers, employees and shareholders.

In Other Regulatory News – New Hampshire

In a final decision filed on April 5, the New Hampshire Public Utilities Commission (NHPUC) ruled it did not have jurisdiction over the merger of NU and NSTAR. In the thoughtfully written decision, the NHPUC determined that its review was unnecessary because the merger did not change the business relationship between NU and its subsidiary in New Hampshire, and neither NU nor PSNH were being acquired in the transaction. Despite its decision, the Commission said it would continue to monitor merger developments and any impact it may have on PSNH.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”